

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

Francis Malecha
President and Chief Executive Officer
Compass Minerals International, Inc.
9900 West 109th Street
Suite 100
Overland Park, KS 66210

Re: Compass Minerals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-31921

Dear Mr. Malecha:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Theresa Womble